June 16, 2022

US Securities & Exchange Commission

Corporate Finance Division

Office of Real Estate & Construction

Washington, DC 20549

Attn: Mr. Mark Rakip

Re:	Community Redevelopment Inc.
Form 10-K for fiscal year ended December 31, 2021
Filed April 1, 2022
File No. 000-26439

Dear Ms. Rakip,

We are in receipt of your letter dated May 26th, 2022, regarding the issuer and the aforementioned filing. Below please find our respective responses:

Form 10-K for fiscal year ended December 31, 2021 Item 9. Controls and Procedures, page 15

1.	Please amend to provide your conclusion as of December 31, 2021, that if true, your internal control over financial reporting was not effective as of such date given such date differs from the assessment date disclosed. Refer to Item 308(a)(3) of Regulation S- K.

RESPONSE: We agree with your comment and will amend accordingly.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

2.	Given the omission of your consolidated statement of stockholders' equity (deficit) for the fiscal year ended December 31, 2020, and reference to "year then ended" in the report provided by your independent registered public accounting firm, please amend your filing to have your auditor amend its report to affirmatively opine on the financial statements for the years ended December 31, 2021 and 2020.

RESPONSE: We concur and shall revise the financial statements to amend the auditors’ report to cover the years ended December 31, 2020 and 2021.

1

Income Statement, page F-3

3.	We note your disclosures in Note 2 for recording the changes in fair value of equity method investments within your consolidated income statements, as well as your inclusion of Unrealized gain (loss) on investments as a part of Net loss for the fiscal year ended December 31, 2021 used to calculate Basic income (loss) per share. However, you appear to categorize of Unrealized gain (loss) on investments as a component of Other comprehensive income. Please tell us how you considered Rule 5-03.12 and .13 of Regulation S-X in preparing your income statement and amend to revise your disclosure or advise as necessary.

RESPONSE: Upon review of Rule 5-03.12 et seq., we will revise the statement of operations and other comprehensive income to include the unrealized loss on investment as part of net loss for the year in conformity with Rule 5-03.12 of regulation S-X.

Consolidated Statement of Stockholders' Equity (Deficit), page F-4

4.	Please amend to provide your audited Consolidated Statement of Stockholders' Equity (Deficit) for the fiscal year ended December 31, 2020; refer to Rule 3-04 of Regulation S- X.

RESPONSE: We will provide the changes in stockholders’ equity to include changes during the year ended December 31, 2020, to conform to Rule 3-04 of regulation S-X.

5.	It appears you effected a 100:1 reverse stock split during fiscal year ended December 31, 2021. Please address the following, and amend to revise or advise as appropriate:

•	Tell us how your current disclosure including the Reverse split (100:1) adjustment complies with SEC Staff Accounting Bulletin Topic 4C to retroactively give effect to your change in the capital structure. In your response, address why you continue to reflect a similar amount of outstanding shares of common stock as of December 31, 2020 herein as also reflected in your audited balance sheet as of December 31, 2020 contained in Amendment 4 to Form 10-12G filed June 28, 2021, the filing date of which appears to be prior to your reverse stock split;

•	Further, tell us how you reflected the reverse stock split in presenting your authorized shares, as it appears that the decrease in authorized shares from 3 billion to 500 million discussed in Note 4 reflects a reduction in authorized shares in preparation for the merger.

RESPONSE: As per SEC Staff Accounting Bulletin Topic 4C changes in the capital structure must be given retroactive effect in the balance sheet. Upon further review we see that we did not expand on the particulars relating to this event. We also note the incontinuity between the December 2020 and December 2021 balance sheet. We will revise. We obtained shareholder approval for this change of the authorized shares from 3 billion to 500,000,000 in May of 2021, and on August 3rd, 2021, Finra gave final approval for said name change & stock split, attached hereto please find our 8-K of August 3rd, 2022.

We will revise the financial statements as noted supra to reflect the reverse stock split retroactively along with supporting disclosures.

2

Note 5 - Investments in Advances to Real Estate Joint Ventures, page F-12

6.	We note that your independent registered public accounting firm indicates that Red Hills Capital Advisors LLC is a wholly owned subsidiary. To help us better understand the September 20, 2021, merger agreement with Red Hills Capital Advisors LLC, please tell us how you accounted for the transaction at the acquisition date, confirming whether you acquired all of Red Hills Capital Advisors LLC. In your response, provide us a thorough analysis regarding your basis for omitting financial statements of the acquired business pursuant to Rule 8-04 of Regulation S-X.

RESPONSE: We acquired 100% of membership interest in Redhill Capital Advisors LLC (Redhill) via issuance of shares from Treasury. The value of said shares is $56,250,000, which represents 18,750,000 shares at $3.00 per share.

We recorded our interest in Redhill as an acquisition and consolidated Redhill. Redhill’s only underlying assets are their equity interest in the LLC’s. There is no “asset” other than their interest in the eight specific properties, and as such we do not consider each entity a “Business” per Rule 8-04. Hence, the disclosures will not be materially different from what we have in the financial statements. We will revise our disclosures moving forward as needed. At the year end, we recorded impairment loss in the underlying investment which was the difference between our equity interest in each of the LLC’s and the price paid for the acquisition of that equity interest. No goodwill was recorded or utilized.

The only assets of Redhill were ownership interest in 8 LLC’s as follows: 12.5% in COZ Manager LLC; 49% in Velocity Venture’s LLC; and 24.5% in the remaining six LLCs. Each of the LLC’s only asset was certain land under development/construction. Neither Redhill nor any of the LLC’s had any revenue, employees or customers. As such, none of these LLCs constitutes a “business”, hence we have determined per Rule 8-04 of Regulation S-X, the financial statements of the acquired LLC interests were not needed.

Notes to Consolidated Financial Statements Note 6 - Noncontrolling Interests, page F-13

7.	Your disclosure indicates you acquired ownership interests in eight consolidated ventures which have noncontrolling interests of $18,471,239 as of December 31, 2021. Please address the following:

•	Tell us to what the balance of $18.47 million Investments in real estate membership interests as of December 31, 2021 relates. If this represents your interest in unconsolidated entities, tell us how you considered the requirements to provide financial information for significant equity method investees that constitute over 20 percent of your consolidated assets pursuant to Rule 8-03(b)(3) of Regulation S-X;

•	If such amount is your interest in consolidated entities, tell us how you determined that you should consolidate such investments given your ownership interests for each joint venture is less than 50%. Additionally given that you have not reflected a balance in noncontrolling interests as of December 31, 2021, tell us how you have accounted for such consolidated investments and presented interests in such joint ventures which you consolidate but do not own.

RESPONSE: The $18.47 million investment after impairment was the only asset of Redhills, and represents ownership interest in 8 LLC’s as follows: 12.5% in one LLC, 24.5% in 6 LLCs and 49% in one LLC. In order to have an objective assessment of the current land value of each LLC, the issuer engaged Cushman & Wakefield and CBRE Valuation & Advisory Services, known industry standard names in complex real estate valuations. As each of their reports runs in excess of 150 pages, we are attaching as part of this Response only the first several pages of each Appraisal in order to see their “Market Valuation Conclusion”, usually on page 2 or 3. Each appraisal (and reporting on our part) was taken by evaluating the company on a fee simple “as is”, meaning current land value basis, not the “Complete” or “Stabilized” appraisal, which is a exponentially higher amount, though the basis for which has yet to materialize. In fact, per the Cushman & Wakefield & CBRE valuations, the properties now totaling $18.5 million in value today, show a “stabilized finished value” of approximately $48,973,109, which figure has never been used, disseminated nor portrayed in any company material. The company is determined to only use the most vetted, reliable, and conservative estimates for the current “as is” land value.

3

Per you comment, each of the LLCs’ only asset was the particular property under development, and no more. We have concluded that the audited financial statements of the acquired entities are not required under Rule 8-04 of regulation S-X, as these entities do not constitute “businesses” as defined under the Rule 3-05, as neither Redhill nor any of the LLC’s had any revenue, employees, customers, operating rights or other definable aspects of a “business”.

Per S-X 8-03(b)(3) Significant equity investees requires sales, gross profit, net income (loss) from continuing operations, net income, and net income attributable to the investee to be disclosed for equity investees that constitute 20 percent or more of a registrant's consolidated assets, equity or income from continuing operations attributable to the registrant. As discussed above, the LLC’s acquired do not have any revenue, gross profit, net income, or loss. We did not consolidate the non-controlling interest in the LLC’s for reasons discussed above.

In conclusion, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do contact me at any time. Thank you for your time in this matter.

Sincerely yours,

David E. Price, Esq.

Corp Secretary & Counsel

DEP/mc

Encl.

cc: Board of Dirs.

4

, ,,111 1 CUSHMAN & WAKEFIELD APPRAISAL OF REAL PROPERTY Andrew Park Townhomes Branch Avenue and Allentown Road Camp Sp rings, MD 20746 IN AN APPRAISAL REPORT As of Ju l y 1O , 2021 Prepared For : WesBanco Bank , I nc. 717 Reading Road Mason, OH 45040 Prepared By : Cushman & Wakefie ld o f Washington, D . C., Inc . Valuation & Advisory 2 1 01 L Street NW, Suite 700 Washington, DC 20037 Cushman & Wakefield File ID: 21 - 2600 1 - 900812 - 001

C USHMAN & WAK EFIE L D O F WAS I II N G 1 ' ON , O . C . , I NC . 2 10 1 L STR EE T NW , S U IT E ' /00 WASH I NG T ON, D C 2 0037 Andrew Park Townhomos Branch Avenue and Allentown Road Ca m p Springs , MD 20746 CUSHMAN & WAK E FIC l O

CUSHMAN & WAKEFIELD

2101 L Straal NW, Suila 700
Washillgton, DC 20037
Tel •1 (202) 463.2100
cushmarrwakefield.com

July 20, 2021

Lisa Yeago
Vice President
WesBanco Bank, Inc.
717 Reading Road
Mason, OH 45040

Re: Appraisal Report

Andrew Park Townhomos
Branch Avenue and Allentown Road
Camp Springs, MD 20746

Cushman & Wakefield File ID: 21-26001-900812-001

Dear Ms. Yeago:

In fulfillment of our agreement as outlined in the Letter of Engagement, we are pleased to transmit our appraisal of the above referenced property in the following Appraisal Report.

The subject, Andrew Park Townhomes, is a proposed 59-unit townhome development situated on 3.00 acres. The property willconsist of 9 buildings, each containing 5 to 6 townhome units, that are 3 stories in height. The property willtotal 115,640 square feet or rentable area and each home willinclude a ground floor 2-car garage. Construction is set to begin September 2021, with completion scheduled for December 2022. The developer intends to operate the subject as a rental community.

The subjecttownhome development is part of a mixed-useproject developed that includes Wawa(recently opened). a recently completed and fully leased 15,000 square foot retail stripoccupied by Advanced Auto and Domino's, as well as a to-be-built 26,000 square foot Lidl supermarket.

This Appraisal Report has been prepared in accordance with our interpretationof your institution's guidelines, Title XI of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA), and the Uniform Standards of Professional Appraisal Practice (USPAP) and the Interagency Appraisal and Evaluation Guidelines promulgated in 2010.

In recent times, the CRE market has been driven by investor demand and strong liquidity. Asset values can fall significantly in short periods of time if either of tl1ese two factors, often in conjunction with many others, change significantly. While Cushman & Wakefield is closely monitoring the latest developments resulting from the COVID-19 pandemic, and willcontinue to provide updates as events unfold, the reader *is* cautioned to consider that values and incomes are likely lo change more rapidly and significantly than during standard market condition s.

Lisa Yeago
WesS noo A3nk, Inc.
July 20, 2021
Page-i

Cushman & Wakefield of Washington, D.C., Inc.

Furthermore, the reader should be cautioned and reminded that any conclusions presented in this appraisal report apply only as of the effective date(s) indicated. The appraiser makes no representation as to the effect on the subject property(ies) of this event, or any event, subsequent to the effective date of the appraisal.

Based on the agreed-to Scope of Work, and as outlined in the report, we developed the following opinions:

Value Conclusions

Appraisal Premise	RealProperty Interest	Datoof Valuo	Valuo conclusion
Market Value As Is	FCQSimplo	July 10, 2021	$2,300,000
rrospe(:tive Market Valu.eUpon Completi>n	leased Fee	oecembe, 1, 2022	$33,300,000
Prospective Market ValueUpon Stabilfz.ltton	leased Fee	August 1, 2023	$34,400,000

Comr,%%yCv&3nt?n& u oW/c&lfr cn v.c., NC

Extraordinary Assumptions

For a definition of Extraordinary Assumptions please see the Glossary of Terms & Definitions. The use of extraordinary assumptions, if any, might have affected the assignment results.

It is assumed that the proposed improvements are constructed in a quality manner in accordance with the information communicated to us by the developer. If the design or quality differs from that which has been considered herein, the value conclusions could be impacted accordingly. Any undue delay in the construction timeline could materially impact the valueconclusion reported herein.

The prospective market value estimate is based upon market participant attitudes and perceptions existing as of the effective date of our appraisal, and assumes the subject property achieves stabilization as of our prospective dates. We assume no material change in overall market conditions between the date of inspection and effective dates of value.

The subject site represents a 7.198-acre portion of a larger 9.33 acre tax parcel.It is an extraordinary assumption of this report the subject site will be subdivided accordingly without undue cost or delay.

Hypothetical Conditions

For a definition of Hypothetical Conditions please see the Glossary ofTerms & Definitions. The use of hypothetical conditions, if any, might have affected the assignment results.

This appraisal does not employ any hypothetical conditions.

HAMPTON PARK (MULTIFAMILY, PARCEL 8) 9179 CENTRAL AVENUE CAPITOL HEIGHTS, MARYLAND 20743 CBRE FILE NO. 21 - 341SE - 8371 - 5 © 20 21 CBRE, Inc. COMMUNITY REDEVELOPMENT, INC. APPRAISAL REPORT CBRE VALUATION & ADVISORY SERVICES

VALUATION & ADVISORY SERVICES 1861 International Drive McLean, VA 22102 T 703 - 734 - 4762 F 703 - 734 - 3012 www.cbre.com © 20 21 CBRE, Inc. Date of Report: December 9, 2021 Mr . Stalin Alfredo Cruz Chief Financial Officer COMMUNITY REDEVELOPMENT, INC . 20295 NE 29 th Place, # 200 Aventura, Florida 33180 RE: Appraisal of: Hampton Park (Multifamily, Parcel 8) 9179 Central Avenue Capitol Heights, Prince George's County, Maryland 20743 CBRE, Inc. File No. 21 - 341SE - 8371 - 5 Dear Mr . Cruz : At your request and authorization, CBRE, Inc . has prepared an appraisal of the market value of the referenced property . Our analysis is presented in the following Appraisal Report . The subject is a 2 . 55 - acre site situated at 9179 Central Avenue in Capitol Heights, Maryland . The site is part of the Hampton Park mixed - use development, which will include multifamily, retail, hotel and office uses . The 115 , 000 SF office component is nearing completion and is fully pre - leased to the Prince George’s County Department of Health and Human Services . The Detailed Site Plan (DSP - 16052 ) for the larger mixed - use development was approved in June 2017 . The subject site is known as Phase 2 A of Parcel 8 within the larger mixed - use development . The subject site is currently improved with a single - story retail building (partially occupied by Enterprise Rent - a - Car) that will be demolished for development of a 200 - unit, four - story mid - rise multifamily building with an above - grade parking garage (and surface parking) . Groundbreaking is scheduled for January 2024 with completion scheduled for January 2026 . The development will include a 10 , 000 SF ground level retail component ; however, this appraisal assignment includes only the proposed multifamily density . The subject is proposed construction . Therefore, we have also estimated the subject’s market value at completion and stabilization . Based on the analysis contained in the following report, the market value of the subject is concluded as follows :

November 30, 2021 Page 2 MARKET VALUE CONCLUSION Appraisal Premise Interest Appraised Date of Value Value Conclusion As Is Fee Simple Estate November 19, 2021 $5,000,000 As Complete Fee Simple Estate January 1, 2026 $61,400,000 As Stabilized Fee Simple Estate October 1, 2026 $63,600,000 Compiled by CBRE The report, in its entirety, including all assumptions and limiting conditions, is an integral part of, and inseparable from, this letter . As of the date of value and the date of this report, the nation, region, and market area are impacted by the COVID - 19 (and its variants) pandemic . This could have a prolonged effect on macroeconomic conditions, though at this time the length of duration is unknown . The perceived impact on real estate varies on several factors including asset class, use, tenancy, and location . Our analysis considers available information as of the effective date . The following appraisal sets forth the most pertinent data gathered, the techniques employed, and the reasoning leading to the opinion of value . The analyses, opinions and conclusions were developed based on, and this report has been prepared in conformance with, the guidelines and recommendations set forth in the Uniform Standards of Professional Appraisal Practice (USPAP), and the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute . The intended use and user of our report are specifically identified in our report as agreed upon in our contract for services and/or reliance language found in the report . As a condition to being granted the status of an intended user, any intended user who has not entered into a written agreement with CBRE in connection with its use of our report agrees to be bound by the terms and conditions of the agreement between CBRE and the client who ordered the report . No other use or user of the report is permitted by any other party for any other purpose . Dissemination of this report by any party to any non - intended users does not extend reliance to any such party, and CBRE will not be responsible for any unauthorized use of or reliance upon the report, its conclusions or contents (or any portion thereof) . ii Hampton Park (Multifamily, Parcel 8), Capitol Heights, Maryland © 20 21 CBRE, Inc.

November 30, 2021 Page 2 It has been a pleasure to assist you in this assignment. If you have any questions concerning the analysis, or if CBRE can be of further service, please contact us. Respectfully submitted, CBRE - VALUATION & ADVISORY SERVICES Joseph Nassau, MAI Executive Vice President State of Maryland Cert. No. 27569 Phone: 703 - 734 - 4774 Fax: 703 - 734 - 3012 Email: joseph.nassau@cbre.com iii Hampton Park (Multifamily, Parcel 8), Capitol Heights, Maryland © 20 21 CBRE, Inc.

APPRAISAL OF REAL PROPERTY Livingston Square 9598 Livingston Road Fort Washington, Prince George's County, MD 20744 IN AN APPRAISAL REPORT As of February 4, 2021 Prepared For: First National Bank 1 FNB Boulevard, Mail Code: One1 Pittsburgh, PA 15212 Client ID: 21 - 000163 - 01 - 01V Prepared By: Cushman & Wakefield of Washington, D.C., Inc. Valuation & Advisory 2101 L Street NW, Suite 700 Washington, DC 20037 Cushman & Wakefield File ID: 21 - 26001 - 900215 - 001

CUSHMAN & WAKEFIELD OF WASHINGTON, D.C., INC. 2101 L STREET NW, SUITE 700 WASHINGTON, DC 20037 CUSHMAN & WAKEFIELD Livingston Square 9598 Livingston Road Fort Washington, Prince George's County, MD 20744

2101 L Street NW, Suite 700 Washington, DC 20037 Tel +1 (202) 463 - 2100 cushmanwakefield.com February 25, 2021 Mr. William Murtha First National Bank 1 FNB Boulevard, Mail Code: One1 Pittsburgh, PA 15212 Re: Appraisal Report Livingston Square 9598 Livingston Road Fort Washington, Prince George's County, MD 20744 Cushman & Wakefield File ID: 21 - 26001 - 900215 - 001 Client ID: 21 - 000163 - 01 - 01V Dear Mr. Murtha: In fulfillment of our agreement as outlined in the Letter of Engagement copied in the Addenda, we are pleased to transmit our appraisal of the above referenced property in the following Appraisal Report. The subject property is located at the intersection of Indian Head Highway (MD Route 210 ) and Old Fort Road, and bounded by Livingston Road in the west, in Fort Washington, Prince George's County, Maryland . The site is currently improved with a neighborhood shopping center and includes two pad sites leased to McDonald’s and KFC/Taco Bell . The shopping center portion of the site is completely closed and is in the process of redevelopment . There is a fence around the entire shopping center and access to the shopping center is blocked off and access is only for construction personnel . The two pad sites are opened for business as of the date of this report . The current ownership is in the process of demolishing the shopping center portion and redeveloping the former grocery store building . Upon completion of the redevelopment, the site will include a free - standing grocery store building that will contain approximately 42 , 980 square feet of retail space . The grocery store building will be leased to Giant Foods . The site will includes four pad sites totaling 13 , 700 square feet, of which three pad sites are currently pre - leased to McDonald’s, Taco Bell and KFC . The site will also include one multi - tenant strip retail building that will contain 15 , 200 square feet of in line retail space . In total, the proposed shopping center will contain 71 , 880 square feet of retail space . The project is estimated to be completed by the 1 st quarter 2022 at a total costs of $ 24 , 594 , 024 , or $ 342 . 15 per square foot . As of the date of this report, the property is 72 . 0 percent pre - leased to four tenants with an average contract rent of $ 19 . 58 per square foot, net . This Appraisal Report has been prepared in accordance with our interpretation of your institution’s guidelines, Title XI of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA), and the Uniform Standards of Professional Appraisal Practice (USPAP) . In recent times, the CRE market has been driven by investor demand and strong liquidity . Asset values can fall significantly in short periods of time if either of these two factors, often in conjunction with many others, change

Mr. William Murtha
First National Bank
February 25, 2021
Page 4

Cushman & Wakefield of Washington, D.C., Inc.

significantly. While Cushman & Wakefield is closely monitoring the latest developments and will continue to provide updates as events unfold, the reader is cautioned to consider that values and incomes are likely to change more rapidly and significantly than during standard market conditions. Furthermore, the reader should be cautioned and reminded that any conclusions presented in this appraisal report apply only as of the effective date indicated. The appraiser makes no representation as to the effect on the subject property of this event, or any event, subsequent to the effective date of the appraisal.

The critical elements of the COVID-19 pandemic are fluid and evolving daily. Currently, there is little empirical evidence to quantify or forecast the expected impact these characteristics have on value. However, the following interview notes clearly indicate that current underwriting of retail assets has been impacted. The respondents indicate that current underwriting involves one or more of the following:

- Longer marketing periods for vacant space;
- Collection Loss increase;
- Lowered stabilized occupancy expectations;
- Rent growth decelerating, or flat, for the next 24 months;
- Lowered expectations of market rent;
- Increased investment rates.

Market participants stress that care must be taken to avoid 'double-dipping' or being overly punitive. The wide majority view the disruption as temporary in the scope of long-term real estate valuations for strong "A" retail assets; however, assets in secondary markets, or those with high exposure to non-credit tenancy and/or tenancy that has been hit the hardest during the most recent COVID-19 turmoil, will likely face uncertainty well throughout the remainder of 2021. Access to capital for both tenants and landlords alike can also lead to future instability. The overall consensus from our interviews is that the current market backdrop (COVID-19 woes) results in downward value pressure for properties such as the subject. We have considered the foregoing herein when finalizing all of our market and investment assumptions for the subject, and note that the discussions with market participants are evolving at a rapid pace. Our concluded value has been estimated as of the effective date of value and our market and investment assumptions may continue to experience significant fluctuations in the short-term until market conditions normalize.

Based on the agreed-to Scope of Work, and as outlined in the report, we developed the following opinions:

Value Conclusions

Appraisal Premise	Real Property Interest	Date of Value	Value Conclusion
Market Value As-Is	Fee Simple	February 04, 2021	$5,150,000
Prospective Market Value Upon Completion	Leased Fee	April 01, 2022	$21,900,000
Prospective Market Value Upon Stabilization	Leased Fee	November 01, 2023	$24,500,000

Compiled by Cushman & Wakefield of Washington, D.C., Inc

Extraordinary Assumptions

For a definition of Extraordinary Assumptions please see the Glossary of Terms & Definitions. The use of extraordinary assumptions, if any, might have affected the assignment results.

The prospective market value estimate is based upon market participant attitudes and perceptions existing as of the effective date of our appraisal, and assumes the subject property is completed and/or achieves stabilization as of our prospective date. We assume no material change in the physical characteristics and condition of the subject property or in overall market conditions between the date of inspection and effective date of value, except for those identified within the report.

Mr . William Murtha First National Bank February 25 , 2021 Page 5 Cushman & Wakefield of Washington, D.C., Inc. We have assumed in this report that that the proposed retail buildings will be developed according to the current ownership plans and will be done within a reasonable amount of time and at the projected construction cost . Any deviation from these terms could have an impact on the overall value conclusion herein . Hypothetical Conditions For a definition of Hypothetical Conditions please see the Glossary of Terms & Definitions . The use of hypothetical conditions, if any, might have affected the assignment results . This appraisal does not employ any hypothetical conditions . This letter is invalid as an opinion of value if detached from the report, which contains the text, exhibits, and Addenda . Respectfully submitted, CUSHMAN & WAKEFIELD OF WASHINGTON, D . C . , INC . Michael W. Paradiso Senior Director MD Certified General Appraiser License No. 31347 michael.paradiso@cushwake.com (202) 739 - 0875 Office Direct Lynda Gallagher, MAI Senior Managing Director MD Certified General Appraiser License No. 32293 Lynda.gallagher@cushwake.com (202) 772 - 5785 Office Direct

APPRAISAL REPORT SPRINGHILL SUITES 9171 Central Avenue Capitol Heights, Prince Georges County, Maryland 20743 CBRE, Inc. File No. 21 - 414NH - 1158 - 1 Stalin Alfredo Cruz CFO COMMUNITY REDEVELOPMENT, INC. 20295 NE 29th Place, #200 Aventura, Florida 33180 www.cbre.com/valuation www.cbrehotels.com

Subject Photographs 1861 International Drive McLean, VA 22102 T 703 - 734 - 4762 F 703 - 734 - 3012 © 2021 CBRE, Inc. VALUATION & ADVISORY SERVICES www.cbrehotels.com Date of Report: December 22, 2021 Mr. Stalin Alfredo Cruz Chief Financial Officer COMMUNITY REDEVELOPMENT, INC . 20295 NE 29 th Place, # 200 Aventura, Florida 33180 RE: Appraisal of: Hampton Park (Hotel, Parcel 3) 9171 Central Avenue Capitol Heights, Prince George's County, Maryland 20743 CBRE, Inc. File No. 21 - 414NH - 1158 - 1 Dear Mr . Cruz : At your request and authorization, CBRE, Inc . has prepared an appraisal of the market value of the referenced property . Our analysis is presented in the following Appraisal Report . The subject is a 1 . 52 - acre site situated at 9197 Central Avenue in Capitol Heights, Maryland . The site is part of the Hampton Park mixed - use development, which will include multifamily, retail, hotel and office uses . The 115 , 000 SF office component is nearing completion and is fully pre - leased to the Prince George’s County Department of Health and Human Services . The Detailed Site Plan (DSP - 16052 ) for the larger mixed - use development was approved in June 2017 . The subject site is known as Parcel 3 within the larger mixed - use development . The subject site will be developed with a 96 - unit, five - story mid - rise hotel . The proposed hotel is expected to be operated as a select - service property . The current proposal is for the hotel to be a SpringHill Suites by Marriott or similar brand affiliation . Groundbreaking is scheduled for early to mid - 2023 with completion scheduled by year - end 2024 . If the hotel plan change from what has been proposed, the value conclusions determined herein can be materially affected . The subject is proposed construction . Therefore, we have also estimated the subject’s market value at completion and stabilization . Based on the analysis contained in the following report, the market value of the subject is concluded as follows :

December 22, 2021
Page 3

MARKET VALUE CONCLUSION							
Appraisal Premise	Interest Appraised	Date of Value	Real Property	ersonal Propert	Business Value	Value Conclusio	Per Room
As Is - Land Value	Fee Simple Estate	November 1, 2021				$1,900,000	$19,792
As Complete	Fee Simple Estate	January 1, 2025	$14,800,000	$2,100,000	$0	$16,900,000	$176,042
As Stabilized	Fee Simple Estate	January 1, 2027	$17,600,000	$1,600,000	$0	$19,200,000	$200,000

Compiled by CBRE

The report, in its entirety, including all assumptions and limiting conditions, is an integral part of, and inseparable from, this letter.

As of the date of value and the date of this report, the nation, region, and market area are impacted by the COVID-19 (and its variants) pandemic. This could have a prolonged effect on macroeconomic conditions, though at this time the length of duration is unknown. The perceived impact on real estate varies on several factors including asset class, use, tenancy, and location. Our analysis considers available information as of the effective date.

The following appraisal sets forth the most pertinent data gathered, the techniques employed, and the reasoning leading to the opinion of value. The analyses, opinions and conclusions were developed based on, and this report has been prepared in conformance with, the guidelines and recommendations set forth in the Uniform Standards of Professional Appraisal Practice (USPAP), and the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.

The intended use and user of our report are specifically identified in our report as agreed upon in our contract for services and/or reliance language found in the report. As a condition to being granted the status of an intended user, any intended user who has not entered into a written agreement with CBRE in connection with its use of our report agrees to be bound by the terms and conditions of the agreement between CBRE and the client who ordered the report. No other use or user of the report is permitted by any other party for any other purpose. Dissemination of this report by any party to any non-intended users does not extend reliance to any such party, and CBRE will not be responsible for any unauthorized use of or reliance upon the report, its conclusions or contents (or any portion thereof).

© 2021 CBRE, Inc.

December 22, 2021 Page 3 It has been a pleasure to assist you in this assignment. If you have any questions concerning the analysis, or if CBRE can be of further service, please contact us. Respectfully submitted, CBRE - VALUATION & ADVISORY SERVICES David Fuller, MAI Senior Vice President State of Maryland General Certification #30247 Phone: (703) 905 - 0286 Email: David.Fuller@cbre.com © 2021 CBRE, Inc.

DUFF & PHELPS
REAL ESTATE ADVISORY GROUP
A KROLL BUSINESS

Appraisal Report

First National Bank of Pennsylvania

Wawa

4625 Old Branch Ave, Marlow Heights, Prince George's County, Maryland 20748

First National Bank of Pennsylvania File No: 21-001960-01-02V

May 20, 2021 William Murtha Appraisal Review Team Leader First National Bank of Pennsylvania 1 FNB Blvd Mail Code: ONE1 Hermitage, PA 16148 RE: Appraisal Report Wawa 4625 Old Branch Ave Marlow Heights, Maryland 20748 Duff & Phelps | A Kroll Business File No: DAL - 251 First National Bank of Pennsylvania File No: 21 - 001960 - 01 - 02V Mr . Murtha : In accordance with your request, we have prepared an Appraisal Report to estimate the As - Is Market Value (Leased Fee) and As - Is (Fee Simple) in the subject property . The intended use of this appraisal is to assist the client with a potential loan that would be collateralized by this asset . First National Bank of Pennsylvania is the only intended user of this report . Please reference the attached report for important information regarding the scope of work and analysis for this appraisal, including property identification, inspection, the highest and best use analysis and valuation methodology . The subject property, located at 4625 Old Branch Avenue, Marlow Heights, MD is a proposed convenience store/gas station located on 71 , 398 SF of gross land area . Based on information provided to the appraiser, the subject site will be ground leased to Wawa, Inc . on 20 year term and an initial rent of $ 385 , 000 . The proposed improvements will be constructed by Wawa, Inc . and contain 5 , 610 SF of Net Rentable SF (the proposed improvements are not a portion of the collateral of this assignment) . The following table conveys the final opinion of value that is developed in this appraisal : The exposure time preceding May 14, 2021 would have been six months or less and the estimated marketing period as of May 14, 2021 is six months or less. Extraordinary Assumptions The use of an Extraordinary Assumption(s) may have impacted the results of the assignment. The subject property will be occupied by a single tenant, subject to a lease that is not yet executed. The indicated values are based upon said occupancy and assume the tenant remains in occupancy. As the tenant’s continued occupancy is uncertain and the value is contingent on this condition, and would be

2 impacted if the tenant were vacated, this is by definition is an Extraordinary Assumption. Notwithstanding this assumption, the appraiser has reviewed available current financials at the property and related occupancy cost, and the income has been capitalized at a rate reflective of the inherent risk associated with this type of lease, property and tenant. Hypothetical Conditions No Hypothetical Conditions were made for this assignment. The following appraisal sets forth the most pertinent data gathered, the techniques employed, and the reasoning leading to the opinion of value . This report conforms to the current Uniform Standards of Professional Appraisal Practice (USPAP) . Accordingly, the analyses, opinions and conclusions were developed based on, and this report has been prepared in conformance with, our interpretation of the guidelines and recommendations set forth therein . If there are any specific questions or concerns regarding the attached appraisal report, or if Duff & Phelps | A Kroll Business can be of additional assistance, please contact the individuals listed below . Respectfully submitted, Duff & Phelps | A Kroll Business